SERIES APPENDIX FOR THE Oner Network II EB SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") described the terms of the Oner Network II EB Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be ammended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of issuer: Oner Network, Inc.

Series Manager: Wefunder Admin, LLC

Fiscal year End: 12/31

Initial Lead Investor: Sthuthi Maria Peter

Series Term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: https://wefunder.com/oner/am_form_c

SERIES APPENDIX FOR THE Oner Network II EB SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") described the terms of the Oner Network II EB Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be ammended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of issuer: Oner Network Network, Inc.

Series Manager: Wefunder Admin, LLC

Fiscal year End: 12/31

Initial Lead Investor: Sthuthi Maria Peter

Series Term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: https://wefunder.com/oner/am_form_c